Exhibit 99.1

VisionChina Announces Third Quarter and Nine Months 2016 Financial Results

BEIJING, Dec. 27, 2016 /PRNewswire/ -- VisionChina Media Inc. ("VisionChina Media" or the "Company") (Nasdaq: VISN), China's largest out-of-home digital television advertising network on mass transportation systems and the leading provider of urban mass transit Wi-Fi, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2016.

Mr. Limin Li, VisionChina Media's Chairman and Chief Executive Officer, commented, "In 2016, we remained focused on strengthening our leadership position in China's urban mass transit Wi-Fi market. The sale of our subway mobile TV advertising business is an important, strategic step for VisionChina Media. Moreover, we believe the transaction provides significant flexibility to satisfy our working capital needs and enables us to continue our focus on capturing market share in the fast growing Wi-Fi business."

"We are pleased to see the number of registered users on our Wi-Fi network reach 15 million as of September 30, 2016. Looking ahead, we remain committed to improving user experiences and providing a high quality free mass transit Wi-Fi service for China's urban commuters," Mr. Li continued.

Updates on the Sale of Subway Mobile TV Advertising Business

•	On September 14, 2016, the Company announced it has completed the sale of its 49% equity interest in VisionChina New Culture Media Co., Ltd. ("New Culture"), the operating entity of the Company's subway mobile TV advertising business, to Ledman Optoelectronic Co., Ltd. ("Ledman") ("Share Consideration"). With the close of the sale, the Company has received the transaction proceeds of RMB61.0 million in cash and RMB321.2 million in the form of 17,085,100 shares of Ledman, valued at RMB18.8 per share and representing 4.88% of total outstanding shares of Ledman. The Company achieved a net investment gain of approximately $49.3 million which was recorded as additional paid-in capital.

According to the profit compensation agreement with Ledman, in the event that the consolidated net profits attributable to the shareholders (excluding extraordinary items) of New Culture in any of the fiscal years 2016, 2017 and 2018 are less than the profit target for such fiscal year - RMB60 million, RMB80 million and RMB100 million, respectively, the Company will compensate Ledman for the deficiency by returning a certain amount of the Share Consideration to Ledman. In the event that the Share Consideration is not sufficient to compensate for such deficiency, VisionChina Subsidiaries are required to pay compensation in cash. The compensation amount will be calculated based on a pre-determined formula and subject to an aggregate cap in an amount equal to the amount of the total consideration. New Culture's unaudited net profits attributable to shareholders (excluding extraordinary items) in the first nine months of 2016 was $3.9 million (approximately RMB54.0 million), which represented approximately 90% of the profit target of fiscal year 2016.

•	In October 2016, the Company entered into an equity transfer agreement with De Heng He Tai Investment Company Limited to sell its 5% equity interests in New Culture for an aggregate consideration of RMB39.0 million. Upon the close of the transaction, the Company has received the transaction proceeds of RMB39.0 million in cash. The Company holds 46% equity interest in New Culture after the transaction, and therefore will not consolidate New Culture's financial results from October 2016.

Other Events

The Company announced today that Mr. Stanley Wang, VisionChina Media's Chief Financial Officer, has resigned effective immediately to pursue other opportunities. The Company has initiated an executive search for Mr. Wang's replacement and appointed Mr. Johnson Chou, VisionChina Media's financial controller to assume Mr. Wang's responsibilities.

"I would like to thank Mr. Wang for his significant contributions to VisionChina Media and leadership in various successful financing transactions. We wish him well in his future endeavors. In the meantime, I have full confidence in the ability of Mr. Johnson Chou and the rest of our management team to continue the development of our business," added Mr. Li.

Mr. Johnson Chou joined VisionChina Media in September 2016 and has extensive knowledge of U.S. GAAP and accounting-related rules and regulations applicable to U.S.-listed companies. Prior to joining VisionChina Media, Mr. Chou was a financial controller at SF Express and an audit manager at Baker Tilly Shenzhen. Mr. Chou has been involved in a number of initial public offerings and audits of U.S.-listed Chinese companies and managed the finance department of overseas companies. He is a member of the China Institute of Certified Public Accountants (CICPA).

Third Quarter 2016 Results

Total broadcasting hours in the third quarter of 2016 were 27,788 hours, compared with 32,340 hours in the third quarter of 2015.

In the third quarter of 2016, the Company sold a total of 102,523 advertising minutes in its network, compared with 207,532 advertising minutes in the third quarter of 2015.

The Company sold an average of 3.69 advertising minutes per broadcasting hour in the third quarter of 2016, compared with 6.42 advertising minutes per broadcasting hour in the third quarter of 2015.

During the third quarter of 2016, 144 advertisers purchased advertising time on the Company's advertising network, either directly or through advertising agents, compared with 257 advertisers in the third quarter of 2015.

VisionChina Media's total revenues from continuing operations[1] were $12.8 million in the third quarter of 2016, an increase of 8.5% from $11.8 million in the third quarter of 2015, and an increase of 3.5% from $12.4 million in the second quarter of 2016.

Cost of revenues from continuing operations were $11.6 million in the third quarter of 2016, a decrease of 6.1% from $12.3 million in the third quarter of 2015 and an increase of 5.3% from $11.0 million in the second quarter of 2016.

Gross profit from continuing operations in the third quarter of 2016 was $1.2 million, compared with gross loss of $0.5 million in the third quarter of 2015 and a decrease of 11.2% from $1.4 million in the second quarter of 2016.

Gross profit margin from continuing operations was 9.4% in the third quarter of 2016, compared with gross loss margin of 4.6% in the third quarter of 2015 and gross profit margin of 11.0% in the second quarter of 2016.

Selling and marketing expenses from continuing operations were $2.4 million in the third quarter of 2016, a decrease of 13.0% from $2.8 million in the third quarter of 2015 and a decrease of 13.3% from $2.8 million in the second quarter of 2016. Selling and marketing expenses from continuing operations accounted for 19.1% of the Company's total revenues from continuing operations in the third quarter of 2016, compared with 23.9% in the third quarter of 2015 and 22.8% in the second quarter of 2016.

General and administrative expenses from continuing operations were $1.6 million in the third quarter of 2016, a decrease of 31.8% from $2.3 million in the third quarter of 2015 and an increase of 52.6% from $1.1 million in the second quarter of 2016.

Research and development expenses from continuing operations were $0.3 million in the third quarter of 2016, compared with $0.4 million in the third quarter of 2015 and $0.3 million in the second quarter of 2016.

Operating loss from continuing operations was $2.8 million in the third quarter of 2016, compared with operating loss of $7.0 million in the third quarter of 2015 and operating loss of $2.7 million in the second quarter of 2016.

The Company recorded net interest expense from continuing operations of $1.0 million in the third quarter of 2016, compared with $1.4 million in the third quarter of 2015 and $1.2 million in the second quarter of 2016.

The Company recorded income tax benefit of $3.3 million in the third quarter of 2016, including current income tax expenses of $4.9 million, offset by income tax benefit of $8.2 million, which was mainly due to deferred tax assets recognized in connection to deferred net investment gain from the Ledman transaction.

Net loss from continuing operations was $0.4 million in the third quarter of 2016, compared with net loss of $7.6 million in the third quarter of 2015 and net loss of $3.6 million in the second quarter of 2016.

Net profit from discontinued operations, net of income tax and portion attributable to minority interest was $3.6 million, compared with $2.6 million in the third quarter of 2015 and $2.2 million in the second quarter of 2016.

Net profit attributable to VisionChina Media shareholders (GAAP) was $3.2 million in the third quarter of 2016, compared with net loss of $5.0 million in the third quarter of 2015 and net loss of $1.4 million in the second quarter of 2016.

Basic and diluted net income per ADS (GAAP) were $0.63 and $0.19, respectively, in the third quarter of 2016, compared with basic and diluted net loss per ADS of $0.98 in the third quarter of 2015, and basic and diluted net loss per ADS of $0.27 in the second quarter of 2016.

The Company's non-GAAP financial measure, net profit attributable to VisionChina Media shareholders excluding share-based compensation expenses ("non-GAAP net profit"), was $3.2 million in the third quarter of 2016, compared with a non-GAAP net loss of $5.0 million in the third quarter of 2015 and non-GAAP net loss of $1.4 million in the second quarter of 2016.

As of September 30, 2016, the Company, including continued operations and discontinued operations, had cash and cash equivalents of $17.2 million, compared with $35.4 million as of June 30, 2016 and $8.5 million as of December 31, 2015. Net cash used in operating activities was $13.5 million in the third quarter of 2016, compared with net cash provided by operating activities of $2.4 million in the third quarter of 2015 and net cash used in operating activities of $0.1 million in the second quarter of 2016.

Nine Months 2016 Results

VisionChina Media's total revenues from continuing operations were $33.1 million in the first nine months of 2016, an increase of 3.5% from $32.0 million in the first nine months of 2015.

Cost of revenues from continuing operations was $30.7 million in the first nine months of 2016, a decrease of 12.3% from $35.0 in the first nine months of 2015.

Gross profit from continuing operations in the first nine months of 2016 was $2.4 million, compared with gross loss of $3.0 million in the first nine months of 2015. Gross profit margin was 7.3% in the first nine months of 2016.

Selling and marketing expenses from continuing operations were $7.9 million in the first nine months of 2016, a decrease of 4.0% from $8.2 million in the first nine months of 2015. Selling and marketing expenses accounted for 23.7% and 25.6% of the Company's total revenues in the first nine months of 2016 and 2015, respectively.

General and administrative expenses from continuing operations were $3.9 million in the first nine months of 2016, a decrease of 20.1% from $4.9 million in the first nine months of 2015. General and administrative expenses accounted for 11.8% and 15.3% of the Company's total revenues in the first nine months of 2016 and 2015, respectively.

Research and development expenses from continuing operations were $0.9 million and $1.0 million in the first nine months of 2016 and 2015, respectively.

Operating loss from continuing operations was $9.7 million in the first nine months of 2016, compared with operating loss from continuing operations of $17.4 million in the first nine months of 2015.

The Company recorded net interest expense from continuing operations of $3.4 million in the first nine months of 2016, a decrease from $4.3 million in the first nine months of 2015.

Net loss from continuing operations was $7.3 million in the first nine months of 2016, compared with net loss from continuing operations of $20.9 million in the first nine months of 2015.

Net profit from discontinued operations, net of income tax and portion attributable to noncontrolling interest was $8.1 million in the first nine months of 2016, compared with $6.4 million in the first nine months of 2015.

Net profit attributable to VisionChina Media shareholders (GAAP) was $0.8 million in the first nine months of 2016, compared with net loss of $14.5 million in the first nine months of 2015.

Basic and diluted net income per ADS (GAAP) were $0.16 and $0.06, respectively, in the first nine months of 2016, compared with basic and diluted net loss per ADS (GAAP) of $2.84 in the first nine months of 2015.

The Company's non-GAAP financial measure, net profit attributable to VisionChina Media shareholders excluding share-based compensation expenses, was $0.8 million in the first nine months of 2016, compared with a non-GAAP net loss of $14.5 million in the first nine months of 2015.

Conference Call

VisionChina Media's management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on December 27, 2016 (9:00 a.m. Beijing/Hong Kong Time on December 28, 2016).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free: +1-888-346-8982
Hong Kong Toll: +852-3018-4992
International Toll: +1-412-902-4272

Participants should call in at least 5 minutes before the scheduled start time and ask to be connected to the "VisionChina Media call."

A replay of the conference call may be accessed by phone at the following numbers until January 3, 2017.

U.S. Toll Free: +1-877-344-7529
International Toll: +1-412-317-0088
Replay Access Code: 10098016

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media's website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2016, VisionChina Media's advertising network included approximately 58,365 digital television displays on mass transportation systems in 14 of China's economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming.

In addition, VisionChina Media, through its consolidated affiliate Qianhai Mobile, has secured exclusive concession rights for bus Wi-Fi services in 25 cities across China, including Shanghai, Shenzhen, Guangzhou and Tianjin, covering approximately 80,000 buses. Currently, Qianhai Mobile provides free Wi-Fi Internet services on over 35,000 buses under the brand name "VIFI," spanning over 12 million commuters and providing over 6 million Wi-Fi service sessions per day.

For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media's consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses and contingent loss in connection with a litigation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media's operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media's liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:
In China:
Ms. Shuning Yi
Investor Relations Department
VisionChina Media Inc.
Tel: +86 134-2090-9426
E-mail: shuning.yi@visionchina.cn

Mr. Ross Warner
The Piacente Group, Inc.
Tel: +86 (10) 6535-0149
E-mail: visionchina@tpg-ir.com

In the United States:
Mr. Alan Wang
The Piacente Group, Inc.
Tel: +1 212-481-2050
E-mail: visionchina@tpg-ir.com

[1]	The Company's continuing operations include our national mobile digital television broadcasting network on buses and our urban mass transit Wi-Fi network. The Company's discontinued operation represents our advertising business on our national subway digital television network.

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousand U.S. dollars)

	September 30, 2016	June 30, 2016	December 31, 2015
	(Unaudited)	(Unaudited)	(Note 1)

ASSETS
Current Assets:
Cash and cash equivalents	14,978	34,556	8,542
Restricted cash	1,080	3,130	3,520
Accounts receivable, net	27,566	24,890	14,020
Amounts due from related parties	3,787	1,352	1,684
Prepaid expenses and other current assets	14,819	14,747	16,241
Deffered tax assets	8,154	-	-
Assets held for sale - current	23,413	14,610	16,625
Short term investment-held to maturity	14,994	-	-
Total current assets	108,791	93,285	60,632
Non-current Assets:
Fixed assets, net	14,797	15,485	16,820
Intangible assets	320	336	288
Investments under equity method	6,359	6,605	6,875
Other investments	50,294	2,127	2,177
Long-term prepayments and deposits	2,090	2,692	3,875
Restricted cash	-	-	308
Total non-current assets	73,860	27,245	30,343
TOTAL ASSETS	182,651	120,530	90,975

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	8,996	11,289	9,244
Accounts payable	12,510	13,755	12,776
Amounts due to related parties	2,365	2,645	1,974
Convertible note-maturity within one year	58,000	58,000	55,890
Derivative instrument-embedded conversion option	-	-	3,961
Accrued expenses and other current liabilities	37,055	37,213	32,859
Income tax payable	4,854	-	-
Liabilities held for sale - current	7,853	5,339	2,140
TOTAL LIABILITIES	131,633	128,241	118,844

Equity:
Common shares	10	10	10
Additional paid-in capital	414,138	365,266	350,769
Accumulated deficit	(417,695)	(420,994)	(418,584)
Accumulated other comprehensive income	35,521	35,650	36,874
Total VisionChina Media Inc. shareholders' equity	31,974	(20,068)	(30,931)
Noncontrolling interest	19,044	12,357	3,062
Total deficit	51,018	(7,711)	(27,869)
TOTAL LIABILITIES AND EQUITY	182,651	120,530	90,975

Note 1:  Information extracted from the audited consolidated financial statements included in the Company's 2015 annual report on Form 20-F filed with the Securities and Exchange Commission on September 20, 2016 and rounded to thousand of U.S. dollars.

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	September 30, 2016	June 30, 2016	September 30, 2015
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Advertising service revenue	10,818	8,345	11,503
Other revenue	1,973	4,017	287
Total revenues	12,791	12,362	11,790
Cost of revenues:
Advertising service cost	(9,216)	(8,447)	(10,496)
Other cost	(2,368)	(2,556)	(1,840)
Total cost of revenues	(11,584)	(11,003)	(12,336)
Gross profit/(loss)	1,207	1,359	(546)
Operating expenses:
Selling and marketing expenses	(2,447)	(2,824)	(2,812)
General and administrative expenses	(1,602)	(1,050)	(2,349)
Research and development expenses	(251)	(338)	(405)
Total operating expenses	(4,300)	(4,212)	(5,566)
Share of (loss)/profit from equity method investees	(445)	41	(49)
Government grant	717	160	12
Impairment loss of a cost method investee	-	-	(808)
Operating loss	(2,821)	(2,652)	(6,957)
Interest income	225	16	44
Interest expense	(1,261)	(1,242)	(1,459)
Other expenses	-	214	(34)
Fair value change through profit and loss	(365)	-	63
Net loss from continuing operations before income taxes	(4,222)	(3,664)	(8,343)
Income tax benefit	3,299	-	-
Net loss from continuing operations after income taxes	(923)	(3,664)	(8,343)
Net loss from continuing opeartions attributable to noncontrolling interest	544	57	698
Net profit/(loss) from continuing operations	(379)	(3,607)	(7,645)
Net profit from discontinued operations, net of income tax and portion attributable to noncontrolling interest	3,585	2,238	2,639
Net profit/(loss) attributable to VisionChina Media Inc. shareholders	3,206	(1,369)	(5,006)

Net loss per share from continuing operation:
Basic	(0.004)	(0.04)	(0.07)
Diluted	(0.001)	(0.04)	(0.07)

Net income per share from discontinued operation:
Basic	0.04	0.02	0.03
Diluted	0.01	0.02	0.03

Net loss per share:
Basic	0.03	(0.01)	(0.05)
Diluted	0.01	(0.01)	(0.05)

Net loss per ADS from continuing operations(1):
Basic	(0.07)	(0.70)	(1.50)
Diluted	(0.02)	(0.70)	(1.50)

Net income per ADS from discontinued operations:
Basic	0.70	0.44	0.52
Diluted	0.21	0.44	0.52

Net loss per ADS :
Basic	0.63	(0.27)	(0.98)
Diluted	0.19	(0.27)	(0.98)

Weighted average number of shares used in computation of net loss per share:
Basic	102,353,956	102,353,956	102,121,144
Diluted	334,353,956	102,353,956	102,121,144

Weighted average number of ADS used in computation of net loss per ADS:
Basic	5,117,698	5,117,698	5,106,057
Diluted	16,717,698	5,117,698	5,106,057

Share-based compensation expenses during the related periods included in:
Cost of revenues	-	-	(10)
Selling and marketing expenses	-	-	(1)
General and administrative expenses	-	-	(31)
Total	-	-	(42)

Reconciliation from GAAP net profit/(loss)attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net profit/(loss)attributable to VisionChina Media Inc. shareholders:
Net profit/(loss)attributable to VisionChina Media Inc. shareholders (GAAP)	3,206	(1,369)	(5,006)
Add back share-based compensation expenses	-	-	42
Net profit/(loss)attributable to VisionChina Media Inc. shareholders (Non-GAAP)	3,206	(1,369)	(4,964)

Note 1: ADS amounts adjusted for a change in the ratio of the Company's American Depositary Shares ("ADSs") to common shares ("Shares") from 1:1 to 1:20 ("Ratio Change"), effective as of December 12, 2012.

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For nine months ended
	September 30, 2016	September 30, 2015
	(Unaudited)	(Unaudited)

Revenues:
Advertising service revenue	23,872	30,588
Other revenue	9,245	1,406
Total revenues	33,117	31,994
Cost of revenues:
Advertising service cost	(23,090)	(30,685)
Other cost	(7,625)	(4,344)
Total cost of revenues	(30,715)	(35,029)
Gross profit	2,402	(3,035)
Operating expenses:
Selling and marketing expenses	(7,859)	(8,185)
General and administrative expenses	(3,919)	(4,902)
Research and development expenses	(926)	(965)
Total operating expenses	(12,704)	(14,052)
Share of (loss)/profit from equity method investees	(326)	359
Government grant	972	54
Dividend income	-	45
Impairment loss of a cost method investee	-	(808)
Operating loss	(9,656)	(17,437)
Interest income	262	96
Interest expense	(3,684)	(4,348)
Other expenses	192	263
Fair value change through profit and loss	1,485	184
Net loss from continuing operations before income taxes	(11,401)	(21,242)
Income tax expenses	3,299	-
Net loss from continuing operations after income taxes	(8,102)	(21,242)
Net loss from continuing opeartions attributable to noncontrolling interest	779	315
Net loss from continuing operations	(7,323)	(20,927)
Net profit from discontinued operations, net of income tax and portion attributable to noncontrolling interest	8,119	6,414
Net profit/(loss) attributable to VisionChina Media Inc. shareholders	796	(14,513)

Net loss per share from continuing operation:
Basic	(0.07)	(0.20)
Diluted	(0.03)	(0.20)

Net income per share from discontinued operation:
Basic	0.08	0.06
Diluted	0.03	0.06

Net income/(loss)per share:
Basic	0.01	(0.14)
Diluted	0.00	(0.14)

Net loss per ADS from continuing operations(1):
Basic	(1.43)	(4.10)
Diluted	(0.52)	(4.10)

Net income per ADS from discontinued operations:
Basic	1.59	1.26
Diluted	0.57	1.26

Net income/(loss)per ADS :
Basic	0.16	(2.84)
Diluted	0.06	(2.84)

Weighted average number of shares used in computation of net loss per share:
Basic	102,353,956	102,121,144
Diluted	283,354,956	102,121,144

Weighted average number of ADS used in computation of net loss per ADS:
Basic	5,117,698	5,106,057
Diluted	14,167,748	5,106,057

Share-based compensation expenses during the related periods included in:
Cost of revenues	-	(11)
Selling and marketing expenses	-	(1)
General and administrative expenses	-	(31)
Total	-	(43)

Reconciliation from GAAP net profit/(loss)attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net profit/(loss)attributable to VisionChina Media Inc. shareholders:
Netprofit/(loss)attributable to VisionChina Media Inc. shareholders (GAAP)	796	(14,513)
Add back share-based compensation expenses	-	43
Net profit/(loss) attributable to VisionChina Media Inc. shareholders (Non-GAAP)	796	(14,470)

Note 1: ADS amounts adjusted for a change in the ratio of the Company's American Depositary Shares ("ADSs") to common shares ("Shares")
from 1:1 to 1:20 ("Ratio Change"), effective as of December 12, 2012.